Exhibit (a)(5)(H)

Momenta Pharmaceuticals, Inc.

301 Binney Street

Cambridge, Massachusetts 02142

September 2, 2020

Dear Stockholder:

We are pleased to inform you that, on August 19, 2020, Momenta Pharmaceuticals, Inc. (“Momenta”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Johnson & Johnson (“Parent”) and Vigor Sub, Inc., a wholly owned subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser has commenced on September 2, 2020, a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.0001 per share (the “Shares”), at a price per Share of $52.50, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer Price”).

If successful, the Offer will be followed by the merger of Purchaser with and into Momenta, with Momenta surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) owned by Parent, Purchaser, Momenta or any wholly owned subsidiary of Parent, Purchaser or Momenta, (ii) irrevocably accepted for purchase pursuant to the Offer, or (iii) owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be canceled and converted into the right to receive the Offer Price, in cash, without interest and subject to deduction for any withholding taxes required by applicable law.

The Board of Directors of Momenta (the “Board”), among other things, unanimously: (i) determined that it is in the best interests of Momenta and its stockholders, and declared it advisable, for Momenta to enter into the Merger Agreement, (ii) approved the execution and delivery by Momenta of the Merger Agreement, the performance by Momenta of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated thereby upon the terms and subject to the conditions contained therein, and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of Momenta accept the Offer and tender all of their Shares to Purchaser pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of Momenta’s Solicitation/Recommendation Statement on Schedule 14D-9, the Board recommends that Momenta’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

Accompanying this letter is (i) a copy of Momenta’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated September 2, 2020, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on September 30, 2020, unless extended.

Sincerely,

/s/ CRAIG A. WHEELER

Craig A. Wheeler

President and Chief Executive Officer